CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended		Six months ended
	June 30,		June 30,
(Dollars in thousands, except per share data)	2017	2016	2017	2016
Basic Earnings Per Share
Net income	$1,726	$1,611	$3,456	$3,091
Weighted average common shares	2,742,242	2,742,242	2,742,242	2,741,811

Basic Earnings Per Share	$0.63	$0.59	$1.26	$1.13

Diluted Earnings Per Share
Net income	$1,726	$1,611	$3,456	$3,091
Weighted average common shares	2,742,242	2,742,242	2,742,242	2,741,811
Weighted average effect of assumed stock options	—	—	—	—

Total	2,742,242	2,742,242	2,742,242	2,741,811

Diluted Earnings Per Share	$0.63	$0.59	$1.26	$1.13